EXHIBIT 99.1

ITEMIZED LIST OF ESTIMATED EXPENSES INCURRED OR BORNE BY OR FOR THE ACCOUNT OF THE REGISTRANT IN CONNECTION WITH THE SALE OF THE 4.125% NOTES DUE APRIL 11, 2013 (THE “NOTES”)

The following are the estimated expenses incurred or borne by the Registrant in connection with the issuance and distribution of the Notes.

SEC Registration Fee for the Notes*	US$	12,468.98
TOTAL	US$	12,468.98

*	Previously paid.